082-34762

RECEIVED
2007 MAY -1 A 6:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Antena 3
Director of the Legal Department

DATE: 27TH APRIL 2007

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: FINANCIAL RESULTS AND A PRESENTATION
Number of pages including this one: 50 (17+17+16)

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Financial Results January-March 2007 of Antena 3 Group in english version and a Significant Events summary.

We also herein attach a presentation of the company about the above mentioned results.

Truly yours,

P.O.

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

07022987

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

5/1

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

ANTENA 3

FINANCIAL RESULTS JANUARY-MARCH 2007

31 March 2007

ANTENA 3

Antena 3 Group's consolidated figures have been prepared in accordance with International Financial Reporting Standards (IFRSs), taking into consideration all accounting principles and rules and all obligatory measurement bases. as well as the alternatives permitted by IFRSs in this respect.

In order to make the comparisons uniform, the income statements of the individual companies are prepared in accordance with IFRSs.

In addition, the income statements of the individual companies in accordance with the Spanish National Chart of Accounts are included as an appendix.

ANTENA 3

ANTENA 3

1. ANTENA 3 GROUP

1.1 Consolidated income statement (IFRSs)

Thousands of Euros	Jan-Mar 2007	Jan-Mar 2006	Change
Sales	235,207	238,987	(1.6%)
Ordinary income	219,597	225,241	(2.5%)
Other income	25,350	23,707	6.9%
NET INCOME	244,947	248,948	(1.6%)
OPERATING EXPENSES	173,161	162,362	6.7%
Gross profit from operations	71,786	86,586	(17.1%)
Depreciation and amortisation charge	4,681	5,240	(10.7%)
Profit from operations	67,105	81,346	(17.5%)
Financial loss	(5,103)	(1,658)	207.8%
Net impairment losses	8	0	n/a
Share of results of associates and joint ventures	(37)	0	n/a
Net gain (loss) on disposal or measurement of non-current assets	192	(44)	n/a
Profit before tax	62,165	79,644	(21.9%)
Income tax expense	17,498	25,288	(30.8%)
Profit for the period	44,667	54,356	(17.8%)

Note: Unaudited quarterly figures for 2007 and 2006

ANTENA 3

1.2 Contribution to net income and profit (IFRSs)

Thousands of Euros	Jan-Mar 2007	% of Total	Jan-Mar 2006	% of Total
NET INCOME				
A3 TELEVISION	213,572	87.2%	221,588	89.0%
UNIPREX	24,511	10.0%	21,686	8.7%
OTHER	6,864	2.8%	5,674	2.3%
TOTAL	244,947	100.0%	248,948	100.0%
GROSS PROFIT FROM OPERATIONS				
A3 TELEVISION	64,437	89.8%	83,817	96.8%
UNIPREX	8,203	11.4%	4,526	5.2%
OTHER	(854)	(1.2%)	(1,757)	(2.0%)
TOTAL	71,786	100.0%	86,586	100.0%
PROFIT FOR THE YEAR				
A3 TELEVISION	38,592	86.4%	52,643	96.8%
UNIPREX	7,275	16.3%	3,551	6.5%
OTHER	(1,200)	(2.7%)	(1,837)	(3.4%)
TOTAL	44,667	100.0%	54,356	100.0%

Note: Unaudited quarterly figures for 2007 and 2006

ANTENA 3

1.3 Consolidated balance sheet (IFRS)

Thousands of Euros	31 March 2007	31 December 2006
ASSETS		
Goodwill	180,739	180,739
Other intangible assets	30,761	29,776
Property, plant and equipment	75,429	77,777
Investments accounted for using the equity method	572	431
Deferred tax assets	38,084	37,573
Other non-current assets	626	631
NON-CURRENT ASSETS	326,210	326,927
Program rights	290,735	290,553
Inventories	3,848	3,678
Trade and other receivables	252,588	258,065
Current financial assets	91	1,144
Current tax assets	3,872	2,697
Other current assets	3,342	1,719
Cash and cash equivalents	3,351	20,569
CURRENT ASSETS	557,827	578,425
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS	465	465
TOTAL ASSETS	884,502	905,817
LIABILITIES		
Share capital	158,335	158,335
Restricted reserves	40,281	45,908
Retained earnings	195,761	146,594
Treasury shares	(95,115)	(95,115)
Interim dividends	0	0
EQUITY	299,262	255,722
Bank borrowings	400	400
Long-term provisions	758	749
Other non-current liabilities	49,348	43,212
NON-CURRENT LIABILITIES	50,506	44,361
Bank borrowings	123,430	208,489
Trade and other payables	220,162	226,996
Other financial liabilities	8,231	4,620
Short-term provisions	98,947	96,034
Current tax liabilities	46,641	31,713
Other current liabilities	36,372	36,931
CURRENT LIABILITIES	593,783	604,783
LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS	951	951
TOTAL EQUITY AND LIABILITIES	884,502	905,817

Note: Unaudited quarterly figures for 2007 and 2006

ANTENA 3

1.4 Consolidated cash flow statement (IFRSs)

Thousands of Euros	31 Mar 2007
1.- CASH FLOWS FROM OPERATING ACTIVITIES	
Consolidated profit for the period before tax	62,165
Adjustments for:	21,910
- Depreciation/Amortisation	4.681
- Provisions	12,089
- Results of companies accounted for using the equity method	37
- Financial loss	5,103
Changes in working capital	(9,615)
Net cash flows from operating activities	74,459
2.- CASH FLOWS FROM INVESTING ACTIVITIES	
Investments	(5,001)
Property, plant and equipment and intangible assets	(5,001)
Disposals	13
Subsidiaries, joint ventures and associates	13
Net cash flows from investing activities	(4,989)
3.- CASH FLOWS FROM FINANCING ACTIVITIES	
Finance costs paid	(1,630)
Bank financing	(85,059)
Net cash flows from financing activities	(86,689)
NET INCREASE/DECREASE IN CASH	(17,218)
Cash and cash equivalents at beginning of period	20,569
Cash and cash equivalents at end of period	3,351

Note: Unaudited quarterly figures for 2007 and 2006

1.5. Comments on the Antena 3 Group

1.5.1 Net income

The Group's net income amounted to EUR 244.9 million, a similar figure to that obtained in the first quarter of 2006. Other income in the first quarter of 2007 increased by 6.9% with respect to the same period in 2006.

The upward trend in the total conventional advertising market, the Group's main source of income, continued in the first quarter of 2007.

Worthy of note, in comparative terms, is the sound performance of Radio, whose share in consolidated net income rose from 8.7% in the first quarter of 2006 to 10% in the present quarter.

1.5.2 Operating expenses

Operating expenses in the first quarter of 2007 rose by 6.7% with respect to the same period in 2006, a lower rate than initially envisaged.

In the first quarter of 2007, Antena 3 Televisión's programming cost increased, while the remaining operating expenses remained in line with those for the same period in 2006, and the various changes mutually offset one another.

1.5.3 Gross profit from operations

Gross profit from operations in the first quarter of 2007 (i.e. profit from operations before depreciation and amortisation) amounted to EUR 71.8 million, as compared with the EUR 86.6 million obtained in the same period in 2006. The net profit margin stood at 29.3% in the first quarter of 2007.

Antena 3 Televisión's contribution to the consolidated gross profit from operations amounted to 89.8%. Thanks to its sound performance, the contribution of Radio rose by 81.2% to EUR 8.2 million with respect to the cumulative figure at March 2006.

The remaining business lines also improved their contribution to the Group's gross profit from operations, reducing their losses to half the amount reported in the first quarter of 2006.

1.5.4 Profit before tax

The Group reported financial loss amounting to EUR 5.1 million. The capital reduction of 5% and the purchase of 5% of treasury shares with the subsequent payment of dividends in kind in December 2006 caused the Group's net cash balance, which had been positive, to become negative.

Profit before tax amounted to EUR 62.2 million, as compared with the EUR 79.6 million reported in the first quarter of 2006.

1.5.5 Consolidated profit for the year

Consolidated profit for the first quarter of 2007 amounted to EUR 44.7 million, as compared with the EUR 54.4 million obtained in the same period in 2006.

1.5.6 Generation of cash flow and cash flow position

In the first quarter of 2007 the positive net cash flow from operating activities stood at EUR 74.5 million, up EUR 54.2 million on the same period in 2006.

The Group had a negative net financial position of EUR 120.5 million, an improvement of EUR 67.8 million with respect to December 2006.

ANTENA 3

2. ANTENA 3 TELEVISION

2.1 Income statement (IFRSs)

Thousands of Euros	Jan-Mar 2007	Jan-Mar 2006	Change
Advertising sales	201,120	207,994	(3.3%)
Revenue	**192,152**	**199,827**	**(3.8%)**
Other income	23,241	23,579	(1.4%)
NET INCOME	**215,393**	**223,406**	**(3.6%)**
OPERATING EXPENSES	**150,411**	**141,306**	**6.4%**
Gross profit from operations	**64,982**	**82,100**	**(20.9%)**
Depreciation and amortisation charge	3,463	3,976	(12.9%)
Profit from operations	**61,519**	**78,124**	**(21.3%)**
Financial loss	**(5,493)**	**(1,363)**	**303.0%**
Profit from ordinary activities	**56,026**	**76,761**	**(27.0%)**
Net recognition/reversal of impairment losses	**4,269**	**1,685**	**153.4%**
Net gain (loss) on disposal or measurement of non-current assets	**198**	**(41)**	**n/a**
Profit before tax	**60,493**	**78,405**	**(22.8%)**
Income tax	17,545	25,530	(31.3%)
Profit for the period	**42,948**	**52,875**	**(18.8%)**

Note: Unaudited quarterly figures for 2007 and 2006

2.2 Comments on Antena 3 Televisión

2.2.1 Change in audience figures

The average audience share for the first quarter of 2007 was 18.2%. The audience share (total individuals) of all main free-to-air television channels fell in the first three months of the year, following the entry into the market of two new channels (Cuatro and La Sexta) and of all the other channels grouped under "Others", including most notably the change in the digital terrestrial channels.

Audience Share (January - March)


21,1%
18,2%
21,0%
20,3%
19,2%
18,1%
4,9%
4,6%
5,3%
7,6%
3,2%
16,3%
14,6%
12,2%
13,4%
ANTENA 3 TELEVISION
TELECINCO
TVE1
La2
Cuatro
REGIONAL CHANNELS
OTHERS
Jan-Mar 06
Jan-Mar 07

Source: Sofres. 24 hours. All individuals.

Also. Antena.Neox continued to be the leader in the main commercial targets in the new DTT offering in the period from January to March 2007, achieving an audience share of 0.14% in total individuals. Antena.Nova is the second most viewed channel after Neox with an 0.11% audience share in total individuals.


21,1
21,0
19,2
21,7
19,5
18,2
21,2
18,4
17,0
21,1
18,4
18,4
20,3
18,2
18,1
Q1
Q2
Q3
Q4
Q1
2006
2007

Source: Sofres. 24 hours. All individuals

2.2.2 Net income

Net income in the first quarter of 2007 amounted to EUR 215.4 million, as compared with the EUR 223.4 million obtained in the first quarter of 2006.

Based on Company estimates, the television advertising market grew by around 7% in the first three months of 2007 with respect to the same period in 2006. Antena 3 Televisión's share of this market was estimated to stand at around 26%, as compared with 29% in the year-ago period. Enhanced commercial efficiency ensured maintenance of the same level of advertising income as in the previous year despite lower audience figures.

2.2.3 Operating expenses

Operating expenses amounted to EUR 150.4 million, an increase of 6.4% on those reported in the first quarter of 2006.

This growth was due to the reinforcement of the programming contents which, in this quarter, included the broadcasting of the Champions League and major in-house productions.

2.2.4 Gross profit from operations

Gross profit from operations in the first quarter of 2007 amounted to EUR 65.0 million, as opposed to the EUR 82.1 million reported in the same period in 2006. The net profit margin stood at 30.2%.

2.2.5 Profit before tax

Profit before tax was EUR 60.5 million, as compared with the EUR 78.4 million obtained in the same period in 2006.

ANTENA 3

3. UNIPREX

3.1 Income statement (IFRSs)

Thousands of Euros	Jan-Mar 2007	Jan-Mar 2006	Change
Revenue	24,537	22,328	9.9%
Other income	1,228	1,473	(16.6%)
NET INCOME	25,765	23,801	8.3%
OPERATING EXPENSES	18,849	18,873	(0.1%)
Gross profit from operations	6,916	4,928	40.3%
Depreciation and amortisation charge	921	926	(0.5%)
Profit from operations	5,995	4,002	49.8%
Financial profit (loss)	23	(28)	n/a
Profit from ordinary activities	6,018	3,974	51.4%
Net impairment losses	(168)	(81)	107.4%
Net loss on disposal or measurement of non-current assets	(6)	(12)	(50.0%)
Profit before tax	5,844	3,881	50.6%
Income tax	0	7	n/a
Profit for the period	5,844	3,874	50.9%

Note: Unaudited quarterly figures for 2007 and 2006

3.2 Comments on UNIPREX

Net income for the period to 31 March 2007 was 8.3% higher than the figure for the same period in 2006. The rise in advertising sales was due mainly to the growth in conventional format sales, although the musical format also performed well with respect to the first quarter of 2006.

The operating expenses also remained in line with those recorded in the same period in 2006. The increased advertising expenditure in this quarter was offset by reduced operating expenses, thereby evidencing the Antena 3 Group's cost containment policy.

Gross profit from operations from January to March 2007 increased by EUR 2.0 million to EUR 6.9 million, up 40.3% on the first quarter of 2006. This increase led to an improvement of 6.1 percentage points in the net profit margin (26.8% as opposed to the 20.7% reported in the first quarter of 2006).

Uniprex's contribution to the Group's consolidated results more than doubled and now accounts for EUR 7.3 million, as compared with EUR 3.6 million in the period up to March 2006.

3.2.1 Audience figures

In the first wave of the General Media Audience Survey (EGM) in 2007, general interest radio stations increase their audience by 4% with respect to the last survey in 2006, whereas contemporary hits radio stations maintain the same audience with respect to the previous wave.

Onda Cero grows by 4%, keeping pace with the rest of the general interest radio stations, increasing by 69 thousand listeners to reach 1,931 thousand.

The contemporary hits radio station Europa FM consolidates its position gained in third wave 2006 with 506 thousand listeners, increasing by 29% its audience with respect to the first survey in 2006. Onda Melodía already reaches 46

thousand listeners, growing by 24% with respect to both the first and third survey in 2006.

ONDA CERO + THEMATIC RADIO - E.G.M. Waves 2007-2006
Thousands of Listeners


Onda Cero
Thematic
2,381
2.240
2.415
2.480
1st wave 06
2nd wave 06
3rd wave 06
1st wave 07

4. OTHER ACTIVITIES

4.1 Contribution to net income and profit (IFRSs)

The contribution of other Group activities changed as follows:

Thousands of Euros	Jan-Mar 2007	Jan-Mar 2006	Change
Net income	6,864	5,674	21.0%
% of the Antena 3 Group's net income	2.8%	2.3%	
Gross loss from operations	(854)	(1,757)	51.4%
% of the Antena 3 Group's gross profit from operations	(1.2%)	(2.0%)	

Note: Unaudited quarterly figures for 2007 and 2006

In the first quarter of 2007 net income from other Group activities increased by 21.0%. Unipublic contributed EUR 1.2 million; Movierecord contributed EUR 3 million, while the other companies contributed income of EUR 2.6 million, up EUR 2 million with respect to the first quarter of 2006. and which mainly related to Ensueño Films.

Gross loss from operations amounted to EUR 0.9 million, an improvement of EUR 0.9 million with respect to the first quarter of 2006. Both Movierecord and Unipublic improved their contributions with respect to the first quarter of 2006 by EUR 0.2 million each. The other companies contributed an improvement of EUR 0.5 million, due mainly to the marketing of third-party advertising and to Ensueño Films.

5. APPENDICES

5.1 Income Statement (Spanish National Chart of Accounts)

Thousands of Euros	Jan-Mar 2007	Jan-Mar 2006	Change
Advertising sales	201,120	207,994	(3.3%)
Revenue	192,152	199,826	(3.8%)
Other income	23,232	20,578	12.9%
NET INCOME	**215,384**	**220,404**	**(2.3%)**
OPERATING EXPENSES	**152,712**	**139,727**	**9.3%**
Gross profit from operations	**62,672**	**80,677**	**(22.3%)**
Depreciation and amortisation charge	3,463	3,976	(12.9%)
Profit from operations	**59,209**	**76,701**	**(22.8%)**
Financial loss	**(2,879)**	**(2,221)**	**29.6%**
Profit from ordinary activities	**56,330**	**74,480**	**(24.4%)**
Extraordinary profit	**836**	**2,825**	**(70.4%)**
Profit before tax	**57,166**	**77,305**	**(26.1%)**
Income tax	18,423	25,145	(26.7%)
Profit for the period	**38,743**	**52,160**	**(25.7%)**

Note: Unaudited quarterly figures for 2007 and 2006

5.2 Uniprex: Income Statement (Spanish National Chart of Accounts)

Thousands of Euros	Jan-Mar 2007	Jan-Mar 2006	Change
Revenue	24,537	22,328	9.9%
Other income	1,176	1,473	(20.2%)
NET INCOME	25,713	23,800	8.0%
OPERATING EXPENSES	18,716	18,706	0.1%
Gross profit from operations	6,997	5,094	37.4%
Depreciation and amortisation charge	1,021	945	8.1%
Profit from operations	5,975	4,149	44.0%
Financial profit (loss)	23	(28)	n/a
Profit from ordinary activities	5,998	4,121	45.6%
Extraordinary loss	(255)	(260)	1.7%
Profit before tax	5,743	3,861	48.7%
Income tax	0	0	n/a
Profit for the period	5,743	3,861	48.7%

Note: Unaudited quarterly figures for 2007 and 2006

ANTENA 3

5.3 Antena 3 Televisión: 2006 Financial Results under IFRSs, by quarter

Thousands of Euros	Jan-Mar 2006	Apr-Jun 2006	Jul-Sep 2006	Oct-Dec 2006	Year 2006
Sales	207,994	252,124	141,791	235,481	837,390
Revenue	199,827	239,849	134,689	229,570	803,935
Other income	23,579	15,548	12,694	14,030	65,851
NET INCOME	223,406	255,397	147,383	243,600	869,786
OPERATING EXPENSES	141,306	141,855	114,638	153,650	551,449
Gross profit from operations	82,100	113,542	32,745	89,950	318,337
Depreciation and amortisation charge	3,976	3,882	3,683	3,568	15,109
Profit from operations	78,124	109,660	29,062	86,382	303,228
Financial profit (loss)	(1,363)	(2,353)	2,103	7,142	5,529
Profit from ordinary activities	76,761	107,307	31,165	93,524	308,757
Net recognition/ reversal of impairment losses	1,685	9,691	(2,326)	5,277	14,327
Net gain (loss) on disposal or measurement of non-current assets	(41)	(4)	63,483	2,245	65,683
Profit before tax	78,405	116,994	92,322	101,046	388,767
Income tax expense	25,530	39,806	11,523	27,923	104,782
Profit for the period	52,875	77,188	80,799	73,123	283,985

Note: Unaudited figures for 2006

ANTENA 3

5.4Uniprex: 2006 Financial Results under IFRSs, by quarter

Thousands of Euros	Jan-Mar 2006	Apr-Jun 2006	Jul-Sep 2006	Oct-Dec 2006	Year 2006
Revenue	22,328	28,222	17,861	26,756	95,167
Other income	1.473	1,088	709	1,307	4.577
NET INCOME	23,801	29,310	18,570	28,063	99,744
OPERATING EXPENSES	18,873	20.414	18,106	19,779	77,172
Gross profit from operations	4,928	8,896	464	8,284	22,572
Depreciation and amortisation charge	926	924	921	907	3,678
Profit (loss) from operations	4,002	7,972	(457)	7,377	18,894
Financial profit (loss)	(28)	(740)	(149)	1	(916)
Profit (loss) from ordinary activities	3,974	7,232	(606)	7,378	17,978
Net impairment losses	(81)	(81)	(81)	(285)	(528)
Net gain (loss) on disposal or measurement of non-current assets	(12)	3	0	(2)	(11)
Profit (loss) before tax	3,881	7,154	(687)	7,091	17,439
Income tax expense	7	(546)	36	(149)	(652)
Profit (loss) for the period	3,874	7,700	(723)	7,240	18,091

Note: Unaudited figures for 2006

ANNEXE OF SIGNIFICANT EVENTS NOTIFIED BY THE COMPANY (FIRST QUARTER 2007)

A) SIGNIFICANT EVENTS

Acquisitions or transfers of the shareholdings in the capital stock of companies listed in the Stock Exchange that have to be compulsorily notified in accordance with article 53 of the Stock Exchange Law (5 per 100 and multiples).

On 30th March 2007, the company GRUPO PLANETA DE AGOSTINI, S.L. notified the CNMV that, upon the execution of the agreement to decrease the capital stock and the distribution of the shares corresponding to the extraordinary dividend in kind (both resolutions approved by the Extraordinary General Meeting held on 29th November 2007) its shareholding in the capital stock amounts to 89,995,074 shares that represent 42.629% of the capital stock. **Notice number 2007029818.**

Acquisitions of treasury shares that have to be compulsorily notified in accordance with the 1st additional provision of the Corporation Law

On 8th January 2007, the company notified the effects on its treasury shares derived from the execution of the resolution of the Extraordinary General Meeting held on 29th November 2006 in the context of the distribution of an extraordinary dividend in the form of treasury shares. Such resolution was executed in December 2006 and represented the delivery to the shareholders of the Company of 4,093,978 of its shares. The company also informed about the sale in the market of another 1,733,076 shares, so that at the closing of 2006 fiscal year, the treasury shares of the Company amounted to 5,284,146 shares that represent 2.503% of its capital stock.
Notice number 2007000847.

Changes of Directors or in the Board of Directors

Date 3/01/ 2007
CNMV Registration no. 75051
The Company informs that, once the different resolutions approved by the Shareholders' Extraordinary General Meeting held last 29th November 2006 in connection with the disinvestment process of Banco Santander in the capital stock of the company, the nominee Directors who represented such shareholder, Mr. Joan David Grimà Terré and Mr. José Luis Díaz Fernández, resigned from all their offices during the meeting of the Board of Directors held in December.

Other significant events

<u>Interim results of issuing companies</u>
Date 1/03/ 2007
CNMV Registration no. 77550
The company forwarded information about the results of the second half 2006.

Summons and resolutions of the Meeting

Date 7/03/ 2007
CNMV Registration no. 77875
The Company forwarded the resolutions approved by the Board of Directors in the meeting held on 28th February 2007 related to the summons of the Shareholders' Ordinary General Meeting, its Agenda and the proposals to be submitted by the Board of Directors to the Meeting.

Date 19/03/ 2007
CNMV Registration no. 78211
The Company forwarded the summons of the Shareholders' Ordinary General Meeting to be held on 25th April 2007 or 26th April 2007, in first or second call, respectively.

Date 30/03/ 2007
CNMV Registration no. 78699
The Company notifies the two resolutions approved by the Board of Directors in the meeting held on 30th March 2007 in connection with the proposals related to the second and third points of the Agenda of the Shareholders' Ordinary General Meeting, summoned for 25th April in first call (appointment of new Directors and authorization to acquire treasury shares).

Annual Report on Corporate Governance

Date 7/03/ 2007
CNMV Registration no. 77886
The Company forwarded the Annual Report on Corporate Governance corresponding to fiscal year 2006.

B) NOTICES

Date 24/01/ 2007
CNMV Registration no. 22569
The Company notifies that it has executed with Globomedia a frame agreement with a term of three years for the production of TV fiction series and entertainment programmes.

Date 29/01/ 2007
CNMV Registration no. 22599
The Company notifies the appointment of Mr. Javier Bardaji Hernando as Communications and Corporate Marketing Manager.

Date 27/02/ 2007
CNMV Registration no. 22834
The Company notifies that on 1st March 2007 it will hold a conference call with financial analysts invited, to present the results of the second half of 2006 fiscal year and the details to attend.

Date 1/03/ 2007
CNMV Registration no. 22864
The company forwards a presentation of the results of the second half of 2006 fiscal year, in English.

Antena 3 Group

2007
First Quarter Results

26th April 2007

Legal Notice

The information contained in this presentation has not been independently verified and is, in any case, subject to negotiation, changes and modifications.

None of the Company, its shareholders or any of their respective affiliates shall be liable for the accuracy or completeness of the information or statements included in this presentation, and in no event may its content be construed as any type of explicit or implicit representation or warranty made by the Company, its shareholders or any other such person. Likewise, none of the Company, its shareholders or any of their respective affiliates shall be liable in any respect whatsoever (whether in negligence or otherwise) for any loss or damage that may arise from the use of this presentation or of any content therein or otherwise arising in connection with the information contained in this presentation. You may not copy or distribute this presentation to any person.

The Company does not undertake to publish any possible modifications or revisions of the information, data or statements contained herein should there be any change in the strategy or intentions of the Company, or occurrence of unforeseeable facts or events that affect the Company's strategy or intentions.

This presentation may contain forward-looking statements with respect to the business, investments, financial condition, results of operations, dividends, strategy, plans and objectives of the Company. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of factors, including political, economic and regulatory developments in Spain and the European Union, could cause actual results and developments to differ materially from those expressed or implied in any forward-looking statements contained herein.

The information contained in this presentation does not constitute an offer or invitation to purchase or subscribe for any ordinary shares, and neither it nor any part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Highlights 1Q2007

- ✓ Antena 3 Group's revenue performance of –1,6% is a result of audience share erosion which could partially be compensated by enhanced pricing power
- ✓ Group costs are growing by just +6,7%, even below the company's full year 2007 cost targets, in a quarter which saw significant programming investments
- ✓ The Radio business delivers a great set of numbers and reports further EBITDA margin expansion of 6% points with net profit up +50%
- ✓ Overall valuation of 1Q07 is rather neutral, since the results are very much in line with the company's budget plans

Antena 3 Group

Financials (IFRS)

€ mill	1Q07	1Q06	YoY
Net Revenues	244.9	248.9	-1,6%
EBITDA	71.8	86.6	-17.1%
EBITDA margin	29.3%	34.8%	
Net profit	44.7	54.4	-17.8%
Net Profit margin	18.2%	21.8%	

Source: Antena 3

Antena 3 Group

Cost Structure (IFRS)

- Investments in programming are counterbalanced very well
- A3 performs in line with its internal cost targets throughout 1Q07

€ mill	1Q07	1Q06	YoY
Programming Costs & other consumptions	84.9	74.4	14.1%
Personnel Costs	39.7	40.8	-2.7%
Other Costs	48.6	47.2	2.9%
Total OPEX	**173.2**	**162.4**	**6.7%**

Source: Antena 3

Antena 3 Group

Cash Flow Statement (€ mill)

Profit Before Taxes	62.2
Reconciliation of profit to cash flow from operations	21.9
(Increase)/Decrease in Working Capital	(9.6)
CASH FLOW FROM OPERATIONS	74.5
Investments	(5.0)
CASH FLOW FROM INVESTMENT ACTIVITIES	(5.0)
Cash financial (costs)/incomes	(1.6)
CASH FLOW FROM FINANCING ACTIVITIES	(1.6)
Increase/(Decrease) of cash during the period	67.8
Initial Net Cash/(Debt) Position (31/11/06)	(188.3)
NET CASH/(DEBT) AT PERIOD END	(120.5)

Source: Antena 3

Antena 3 Group

Advertising market overview


+6.8%
1Q06
1Q07

➔ **During 1Q07, the conventional ad market grows by 6.8%**

Source: ATRES Advertsing estimates

Ad market performance 1Q07 vs 1Q06	
TV	7.3%
Radio	14.1%
Internet	27.6%
Cinema	-13.3%
Free Press	24.0%
Newspapers	3.7%
Magazines	1.6%
Outdoor	2.5%
Sunday supplem.	1.1%

Television

Financials (IFRS)

→ **Profitability performance mainly determined by audience share comparisons and programming investments**

€ mill	1Q07	1Q06	YoY
Net Revenues	**215.4**	**223.4**	*-3.6%*
EBITDA	**65.0**	**82.1**	*-20.9%*
EBITDA margin	*30.2%*	*36.7%*	
Net profit	**42.9**	**52.9**	*-18.8%*
Net Profit margin	*19.9%*	*23.7%*	

Source: Antena 3

Television Revenues

Financials (IFRS)

➔ **Enhanced pricing power enabled A3TV to partially offset audience share erosion**

€ mill	1Q07	1Q06	YoY
Gross advertising sales	201.1	208.0	-3.3%
Discounts	-9.0	-8.2	9.8%
Net advertising sales	192.1	199.8	-3.8%
Other net revenues	23.2	23.6	-1.4%
Total Net Revenues	**215.4**	**223.4**	**-3.6%**

Source: Antena 3

Television Costs

Financials (IFRS)

→ **Q1 reflects the strong programming cost seasonality due to the launching calendar of new formats and sports rights amortization**

€ mill	1Q07	1Q06	YoY
Programming Costs	83.0	73.7	12.6%
Personnel Costs	27.2	28.6	-4,7%
Other Costs	40.1	39.0	3.0%
Total OPEX	**150.4**	**141.3**	**6.4%**

Source: Antena 3

Television

Advertising Market

% Growth
1Q07 vs. 1Q06


7,3 %
-3,3%
TV market
A3TV

Source: ATRES Advertising estimates

Sector	Weight [1]	YoY
Automotive	17%	14.9%
Beauty & Cleaning	15%	23.0%
Food	14%	-8.8%
Finance	10%	40.3%
Culture&Education	10%	8.1%
Telecoms & Internet	8%	6.2%
Retail distribution	5%	31.1%
Beverages	5%	4.3%

1 Weight according to Total TV. Adults

Source: A3 Estimates

Television

Advertising market

➔ **A3TV's ad market share shows a better behaviour than its audience share, which results in a further enhancement of the power ratio**



% Market Share
29
71
26
74
Rest
1Q06
1Q07



Power Ratio
1Q07
1.43
1Q06
1.37
4.5%

Source: ATRES Advertsing estimates

Audience Performance

All Individuals

➔ **Audience comparison (yoy) during the first Quarter 2007 is particularly demanding for A3TV**


22,9
22,0
21,5
22,1
21,6
21,1
21,0
21,7
21,2
21,1
20,3
20,3
20,2
19,5
19,4
19,3
19,2
18,4
18,4
18,2
18,4
18,2
17,0
18,1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2005
2006
2007

Source: Sofres, 24h All Individuals

Television

Content Mix

➔ **New launches in almost all relevant genres are scheduled for Q2**

Cinema	18.4%
Fiction	20.6%
Entertainment	19.3%
Sports	37.5%
News	22.1%



Source: Sofres, 1Q07, 24 Hours

Television

New launches 2007 at a glance

	PRIME TIME	DAY TIME
FICTION	MANOLO Y BENITO EL INTERNADO QUART	CAFETERÍA MANHATTAN EL ZORRO
OTHER FORMATS	CHAMPIONS LEAGUE UEFA CUP CAMBIO RADICAL SORPRESA, SORPRESA UNAN1MUS PARANOIA NACIONAL	ESPEJO PÚBLICO LOS MÁS BUSCADOS IF EL DESTAPE FIFTH GRADE JEOPARDY

OUTPERFORMING SLOT   UNDERPERFORMING SLOT   IN PIPELINE

Online Diversification Initiatives

Recently launched web-projects

➔ **A3TV strives for being best-in-class regarding new technology initiatives**


tuclip.com
ANTENA 3
INTERNACIONAL
tucanal.com
ttp://www.youtube.com/antena3
YouTube
Sign Up | My Account
ANTENA3.COM
Tercera
Avenida
A3 NOTICIAS 24
ANTENA 3
PARAGENTECOMOTÚ

Radio

Financials (IFRS)

€ mill	1Q07	1Q06	YoY
Net Revenues	**25.8**	**23.8**	*8.3%*
EBITDA	**6.9**	**4.9**	*40.3%*
EBITDA margin	*26.8%*	*20.7%*	
Net profit	**5.8**	**3.9**	*50.9%*
Net Profit margin	*22.7%*	*16.3%*	

Source: Antena 3

Radio

Audience Share Performance

➔ **Onda Cero and its thematic radio operations continue to gains listeners according to the recent EGM survey**


Onda Cero
Thematic Radio
2.381
2.240
2.415
2.480
+ 4,2%
1st 06
2nd 06
3rd 06
1st 07

Source: EGM

Contribution Other Subsidiaries

Financials (IFRS)

€ mill	1Q07	1Q06	YoY
Net Revenues	**6.9**	**5.7**	*21.0%*
EBITDA	**-0.9**	**-1.8**	*51.4%*
EBITDA margin	*n/a*	*n/a*	
Net profit	**-1.2**	**-1.8**	*34.7%*
Net Profit margin	*n/a*	*n/a*	

Source: Antena 3
Contribution to consolidated group
Mainly represents the business lines Movierecord, Ensueño Films, Antena 3 Editorial and Unipublic.

Moviercord and Unipublic

➔ **First Quarter 2007 has seen a rather stable yoy performance for both Movierecord and Unipublic**

€ mill	Movierecord	Unipublic
Net Revenues	3.0	1.2
EBITDA	0.0	-0.8
EBITDA margin	*n/a*	*n/a*
Net Profit	-0.1	-0.7
Net Profit margin	*n/a*	*n/a*

Source: Antena 3.Contribution of Movierecord and Unipublic to the Consolidated P&L Account

Financial results 1Q07

BACK-UP SLIDES

Television

Financials (Spanish GAAP)

€ mill	1Q07	1Q06	YoY
Net Revenues	215.4	220.4	-2.3%
EBITDA	62.7	80.7	-22.3%
EBITDA margin	29.1%	36.6%	
Net profit	38.7	52.2	-25.7%
Net Profit margin	18.0%	23.7%	

Source: Antena 3

Television Revenues

Financials (Spanish GAAP)

€ mill	1Q07	1Q06	YoY
Gross advertising sales	201.1	208.0	-3.3%
Discounts	-9.0	-8.2	9.8%
Net advertising sales	192.1	199.8	-3.8%
Other net revenues	23.2	20.6	12.9%
Total Net Revenues	**215.4**	**220.4**	**-2.3%**

Source: Antena 3

Television Costs

Financials (Spanish GAAP)

€ mill	1Q07	1Q06	YoY
Programming Costs	82.5	72.9	13.3%
Personnel Costs	29.4	28.6	2.9%
Other Costs	40.8	38.2	6.8%
Total OPEX	**152.7**	**139.7**	**9.3%**

Source: Antena 3

Radio
Financials (Spanish GAAP)

€ mill	1Q07	1Q06	YoY
Net Revenues	25.7	23.8	8.0%
EBITDA	7.0	5.1	37.4%
EBITDA margin	27.2%	21.4%	
Net profit	5.7	3.9	48.7%
Net Profit margin	22.3%	16.2%	

Source: Antena 3

END